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                       AMENDMENT NO. 1 TO
                        RIGHTS AGREEMENT
                        ----------------

     Amendment No. 1 (this "Amendment"), dated as of December 1,
1994, to the Rights Agreement (the "Rights Agreement"), dated as of March 28, 1994, between Petrolite Corporation, a Delaware corporation, and Society National Bank (the "Rights Agent").

     WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement or amend the Rights Agreement in accordance with Section 27 thereof;

     WHEREAS, all acts and things necessary to make this Amendment valid and enforceable have been performed and done, including, as required by Section 27, the delivery to the Rights Agent of a certificate from an appropriate officer of the Company stating that this Amendment is in compliance with the terms of Section 27;

     WHEREAS, the Company expects to receive an executed Letter of Intent dated as of November 21, 1994 (the "Letter of Intent") from Wm. S. Barnickel & Company ("Barnickel Company"), the William S. Barnickel Testamentary Trust, the John S. Lehmann Trust F/B/O
John S. Lehmann, Jr., the John S. Lehmann Trust F/B/O Frederick S. Lehmann II, Michael V. Janes, G. J. Brown, William B. Janes and John V. Janes, Jr., which Letter of Intent outlines the principal elements of a proposed acquisition by the Company of substantially all the assets of Barnickel Company; and

     WHEREAS, prior to receiving said executed Letter of Intent, the Company desires to amend certain provisions of the Rights
Agreement.

     NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties agree that the Rights Agreement is hereby amended as follows:

     Section 1 of the Rights Agreement is amended by adding the following new paragraph at the end of Section 1:

     Notwithstanding anything in this Agreement that might otherwise be deemed to the contrary, neither Wm. S. Barnickel & Company, Boatmen's Bancshares, Inc., Boatmen's Trust Company, the William S. Barnickel Testamentary Trust, the John S. Lehmann Trust F/B/O John S. Lehmann, Jr., the John S. Lehmann Trust F/B/O Frederick S. Lehmann II, Michael V. Janes, G. J. Brown, William B. Janes and John V. Janes, Jr. (collectively, the "Sellers") nor any of their Affiliates or Associates shall be deemed to be an "Acquiring Person," and no Stock Acquisition Date, Distribution Date, Section 11(a)(ii) Event or Section 13 Event shall occur, as a result of (i) the execution, delivery and performance of the Letter of Intent, dated as of November 21, 1994, by and between the Sellers and the Company (the "Letter of Intent"); (ii) any action taken by the Sellers or any of their Affiliates or Associates in accordance with the provisions of the Letter of Intent; or
(iii) the execution and delivery of a Definitive Agreement (as such term is defined in the Letter of Intent).


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     The Rights Agreement shall not otherwise be supplemented or amended by virtue of this Amendment, but shall remain in full force and effect. This Amendment may be executed in one or more counterparts, all which shall be considered one and the same amendment and each of which shall be deemed an original.

     IN WITNESS WHEREOF, the undersigned have caused this Amendment to be duly executed, all of the day and year first above written.


Attest:                            PETROLITE CORPORATION


By: /s/ CHARLES R. MILLER          By: /s/ JOHN F. MCCARTNEY
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Attest:                            SOCIETY NATIONAL BANK


By: /s/ DEBRA A. KINDRED           By: /s/ LAURA KRESS
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